                                                                       EXHIBIT A

          VOCALTEC ANNOUNCES FOURTH QUARTER AND FULL YEAR 2009 RESULTS

          Continued improvement in quarterly revenues to $2.0 million;
                        GAAP net income of $0.7 million

HERZLIA, ISRAEL - FEBRUARY 24, 2010 - VOCALTEC COMMUNICATIONS LTD. (NASDAQCM:
VOCL) (the "Company" or "VocalTec"), a global provider of VoIP and convergence solutions for communication service providers, today reported results for the fourth quarter and full year ended December 31, 2009.

Revenues for the fourth quarter of 2009 were $2.0 million, an increase of 4%
over the $1.9 million reported in the third quarter of 2009, resulting from continued growth in product sales.

Gross margin for the fourth quarter of 2009 was 60% compared with 64% for the prior quarter, in line with the Company's normal expected level of around 60%.

On a non-GAAP basis, excluding the amortization of intangible assets and share based compensation expenses, the operating expenses in the fourth quarter were
$1.1 million compared with $1.6 in the prior quarter. Operating expenses were lower in the quarter primarily due to the recording of a R&D grant for 2009 from the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry and
Labor amounting to $0.4 million.

The Company reported a non-GAAP operating income in the fourth quarter of 2009 of $0.1 million compared to an operating loss of $0.4 million in the prior quarter.

On a non-GAAP basis, net income for the fourth quarter was $0.7 million or $0.12 per share, compared with a net loss of $0.4 million, or $0.07 per share, in the third quarter of 2009. Net income on a GAAP basis for the fourth quarter of 2009 was also $0.7 million or $0.12 per share, compared with a net loss of $0.7 million, or $0.12 per share, in the third quarter of 2009. Both GAAP and non-GAAP net income for the fourth quarter of 2009 included a tax benefit of
$0.6 million.

For the full year, 2009 revenues were $6.4 million compared with $6.1 million in
2008. Non-GAAP gross margin was 64% for 2009 compared with 58% in 2008. Non-GAAP operating loss for 2009 was $2.2 million, compared with an operating loss of
$5.5 million in 2008 which excludes a one-time income from the sale of patents and an impairment of intangible assets. The improvement in 2009 was due to a higher gross profit and a significant reduction in operating expenses.

As of December 31, 2009, the Company had net cash and cash equivalents, short-term bank deposits and restricted cash, in the amount of $10.6 million, or
$1.82 per share.

Commenting on the results, Ido Gur, Vocaltec's President and CEO, said, "We are pleased with our results, especially since despite a tough year in the Telecom industry, we showed continued growth in revenue and a reduction in costs. This demonstrates that we are very much on the right track to achieving sustained profitability. We also saw a high level of bookings in 2009 and our year-end backlog going into 2010 is strong, providing us with an increased level of visibility."

Mr. Gur continued, "Our fourth quarter was also eventful from an M&A standpoint.
We purchased substantially all of the assets of Outsmart, and we are happy to already report a first order. The acquired technology enables us to capitalize on the convergence between mobile and VoIP - a trend that is becoming increasingly prevalent, with global mobile VoIP users expected to exceed 280 million by 2013."

Mr. Gur concluded, "For 2010, we expect to continue growing our revenues organically compared to 2009, and also capitalize on sales into the convergence and mobile VoIP markets. While we expect the first quarter to show the normal seasonal decline in revenues, we believe that our 2010 revenues will show accelerated annual growth. At the same time, we continue exploring M&A opportunities that will provide us with additional growth engines for the long-term."

CONFERENCE CALL

Mr. Ido Gur, President and CEO of VocalTec, invites investors to participate in a conference call scheduled for later today, Wednesday, February 24, 2010. The conference call will be held at 9:00am ET. On the call, VocalTec's management will review and discuss the fourth quarter and full year results of operations and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers, 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167

ISRAEL Dial-in Number: 03 918 0644

INTERNATIONAL Dial-in Number: +972 3 918 0664

For those unable to listen to the live call, a replay of the call will be available from a link in the investor relations section of VocalTec's website, at: www.vocaltec.com

ABOUT VOCALTEC

VocalTec Communications (NasdaqCM: VOCL) is a global provider of carrier-class
Voice-over-IP and Convergence solutions for fixed and wireless service providers. A pioneer in VoIP technology since 1994, VocalTec develops and markets an extensive VoIP offering enabling the flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers worldwide. VocalTec is led by a management team comprised of respected industry veterans.

www.vocaltec.com

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FORWARD LOOKING STATEMENTS

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of
1995 with respect to the business, financial condition and results of operations of VocalTec. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the
Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange
Commission from time to time. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend or assume any obligation to update these forward-looking statements.

CONTACTS:

VOCALTEC                                   GK INVESTOR RELATIONS
Gali Rosenthal                             Kenny Green
+972 9 970 3805                            (646) 201-9246
gali@vocaltec.com                          vocaltec@gkir.com

                             ** TABLES TO FOLLOW **

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                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. dollars)

                                                December 31        December 31
                                                    2009              2008
                                                ------------      ------------

Current Assets
     Cash and Cash equivalents                         7,510             5,090
     Short term deposits                               3,049             9,900
     Restricted cash                                      23               554
     Trade receivables, net                              199               214
     Other receivables                                   459               483
     Severance pay funds                                   3               489
     Inventories                                          63                38
     Work in progress                                    762                 -
                                                ------------      ------------
                  Total Current Assets                12,068            16,768

Severance pay funds                                      823               618
                                                ------------      ------------
Equipment, net                                           487               614
                                                ------------      ------------
Intangible assets, net                                   480               160
                                                ------------      ------------
                  Total Assets                        13,858            18,160
                                                ============      ============

Current Liabilities
     Trade payable                                       851             1,707
     Accrued expenses                                  2,053             3,300
     Accrued severance pay                                 3               756
     Deferred revenues                                 1,313               885
                                                ------------      ------------
                  Total Current Liabilities            4,220             6,648
                                                ------------      ------------
Long Term Liabilities
     Accrued severance pay                             1,027               870
     Other long term liabilities                         107                 -
                                                ------------      ------------
                  Total Long Term                      1,134               870
                                                ------------      ------------
Total Liabilities                                      5,354             7,518
                                                ------------      ------------

Shareholders Equity
     Share capital                                       216               213
     Other comprehensive income                            -                76
     Additional paid-in capital                       95,820            94,761
     Treasury stock                                     (669)                -
     Accumulated deficit                             (86,863)          (84,408)
                                                ------------      ------------
                  Total Shareholders Equity            8,504            10,642
                                                ------------      ------------
Total Liabilities and Shareholders Equity             13,858            18,160
                                                ============      ============

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                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  Reconciliation of GAAP to non GAAP results *
                      All data in thousands of U.S. dollars

                                                          Three months ended              Twelve months ended
                                                      --------------------------      --------------------------
                                                     December 31,    September 30,           December 31,
                                                      ----------      ----------      --------------------------
                                                         2009            2009            2009            2008
                                                      ----------      ----------      ----------      ----------
                                                     GAAP results    GAAP results    GAAP results    GAAP results
                                                    (as reported)   (as reported)   (as reported)   (as reported)
                                                      ----------      ----------      ----------      ----------

Sales
     Products                                              1,573           1,270           4,218           3,980
     Services                                                415             644           2,189           2,134
                                                      ----------      ----------      ----------      ----------
                                                           1,988           1,914           6,407           6,114
                                                      ----------      ----------      ----------      ----------
Cost of sales
     Products                                                655             552           1,768           2,027
     Services                                                137             142             569             580
                                                      ----------      ----------      ----------      ----------
                                                             792             694           2,337           2,607
     Amortization of intangible assets                         -               -               -             328
                                                      ----------      ----------      ----------      ----------
                                                             792             694           2,337           2,935
                                                      ----------      ----------      ----------      ----------
Gross profit                                               1,196           1,220           4,070           3,179
                                                      ----------      ----------      ----------      ----------

Operating Expenses
     Research and development, net.                          (22)            624           2,056           4,154
     Selling and marketing                                   610             778           3,020           3,374
     General and administrative                              498             535           2,147           2,704
     Income from sale of Patents, net                          -               -               -         (14,913)
     Impairment of goodwill and intangible assets              -               -               -           3,993
     Amortization of intangible assets                         6               6              24             180
                                                      ----------      ----------      ----------      ----------
     Total Operating Expenses                              1,092           1,943           7,247            (508)
                                                      ----------      ----------      ----------      ----------

Operating income (loss)                                      104            (723)         (3,177)          3,687
                                                      ----------      ----------      ----------      ----------

Financial Income, net                                          2              27             132              90
                                                      ----------      ----------      ----------      ----------
Net incomet (loss) before income taxes                       106            (696)         (3,045)          3,777
                                                      ----------      ----------      ----------      ----------
Income taxes (tax benefit)                                  (590)              -            (590)             69
                                                      ----------      ----------      ----------      ----------
Net income (loss)                                            696            (696)         (2,455)          3,708
                                                      ==========      ==========      ==========      ==========

GAAP net income (loss)                                       696            (696)         (2,455)          3,708

Adjustments

     Impairment of goodwill                                    -               -               -           3,993

Amortization of intangible assets
     included in cost of sales                                 -               -               -             328
     included in operating expenses                            6               6              24             180

Equity based compensation expense (income)
     included in cost of sales                                (6)              5               9              17
     included in research and development                   (160)             94             120             357
     included in sales and marketing                         (58)             62             127             263
     included in general and administrative                  189             158             680             532
                                                      ----------      ----------      ----------      ----------
Non-GAAP net income (loss)                                   667            (371)         (1,495)          9,378
                                                      ==========      ==========      ==========      ==========

*To supplement our consolidated financial statement presented in accordance with generally accepted accounting principles (GAAP), we use NON-GAAP measures of operating results, net income, which are adjusted from results based on GAAP to exclude the expense we recorded for share-based compensation and amortization of intangible assets. These NON-GAAP financial measures are provided to enhance overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the NON-GAAP results provide useful information to both management and investors as these NON- GAAP results exclude matters that we believe are not indicative of our core operating results.
Further, these NON-GAAP results are one of the primary indicators management uses for assessing our performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These NON-GAAP measures may be different than the NON-GAAP measures used by other companies.

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